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                                   UNITED STATES                 SEC File Number
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 205                    33-68304
                                                                  Cusip Number
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                  For Period Ended:  June 30, 1997

                  [ ]      Transition Report on Form 10-K
                  [ ]      Transition Report on Form 20-F
                  [ ]      Transition Report on Form 11-K
                  [ ]      Transition Report on Form 10-Q
                  [ ]      Transition Report on Form N-SAR
                  For the Transition Period Ended:  _____________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

GREEN OASIS ENVIRONMENTAL, INC.
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Full Name of Registrant


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Former Name if Applicable

184 EAST BAY STREET, SUITE 302
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Address of Principal Executive Office (STREET AND NUMBER)

CHARLESTON, SOUTH CAROLINA  29401
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

SEE ATTACHMENT.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  William D. Carraway          (803)               722-5771
                        (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


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                         GREEN OASIS ENVIRONMENTAL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     August 15, 1997               By   /s/ William D. Carraway
     ------------------------             --------------------------------------
                                           William D. Carraway
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS, This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

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                         GREEN OASIS ENVIRONMENTAL, INC.
                              SEC FILE NO. 33-68304



Part III - Narrative

         The Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 1997 could not be filed within the time period prescribed for the filing of such report. On March 18, 1997, the Securities and Exchange Commission (the "Commission" or the "SEC") initiated an informal, nonpublic inquiry with respect to the Registrant to determine whether any violations of the federal securities laws had been committed. On May 8, 1997, the Commission entered a Formal Order of Private Investigation with respect to the Registrant. In addition, as reported in a Current Report on Form 8-K dated May 22, 1997, the Registrant has retained independent outside counsel to investigate concerns noted by the Commission in ordering a temporary suspension of trading in the Registrant's common stock on May 9, 1997, which order expired on May 22, 1997.

         The Registrant has cooperated fully with the Commission's investigation, which has distracted it from timely preparation of its Quarterly Report on Form 10-QSB. In addition, counsel retained by the Registrant has not completed its investigation with respect to the matters raised by the Commission in ordering a temporary suspension of trading in the Registrant's common stock, which matters the Registrant expects to address in its Quarterly Report. The Registrant intends to complete preparation of its Quarterly Report on Form 10-QSB, which will include information intended to enable brokers and dealers to satisfy their obligations under SEC Rule 15c2-11, as soon as is reasonably practicable.








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